Exhibit 99.1

Complexity Gaming Signs Popular Warzone Trio: The Baka Bros
DiazBiffle, LuckyChamu, and Repullze to Compete and Create Content, Bringing Over 1.5 Million Fans to the Organization

TORONTO, ON / ACCESSWIRE / December 7, 2021 / Complexity Gaming, a GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) (“GameSquare”, “GameSquare Esports” or the “Company”) company, and one of North America’s longest-standing esports organizations, today announced the signing of Call of Duty: Warzone creators ‘the Baka Bros.’ Represented by the Kinetic Group’s Joowon Lee, the trio comprised of DiazBiffle, LuckyChamu, and Repullze, have joined Complexity as creators and competitors, creating a wide breadth of content to expand the organization’s media offering and to compete in Warzone tournaments.

“Baka Bros joining Complexity is another step forward as we continue to build a leading streaming organization,” said Justin Kenna, CEO of GameSquare. “Warzone’s vibrant community continues to grow alongside its renewed focus on new in-game content and builds upon Complexity’s excitement to be partnering with some of the title’s most popular personalities. The Baka Bros bring depth and charisma to our ever-expanding roster and they will contribute to Complexity’s ongoing commitment to create innovative and engaging content, lift trophies, and foster a positive culture for players and fans.”

The Baka Bros have amassed a passionate fan base through their nightly Warzone streams and monthly tournaments, including the recent $40,000 Baktober Bash. As official Complexity creators and competitors, the Baka Bros will host a number of community-focused Warzone tournaments, produce livestream and VOD content, design co-branded merchandise capsules, and represent Complexity on the competitive Warzone circuit.

“Complexity’s passion and care for their talent makes them stand out amongst the rest,” said LuckyChamu. “Signing with Complexity has given us the stability and support to continue doing what we love, as well as explore new passion projects. We’re so excited to show our fans what we’re going to do together.”

The Baka Bros join Complexity as the organization continues to invest in competition and content creation. Most recently, Complexity signed popular gaming personality TimTheTatman and introduced Complexity Stars with elite athletes from the NBA, NFL, UFC, MLB, and WNBA. The organization also fielded competitive teams in Rocket League and VALORANT with all-female roster, GX3. The Baka Bros will collaborate with Complexity’s diverse group of talent, creators, and professional players, who collectively reach more than 35 million fans worldwide, as well as with Warzone competitors, gaming influencers, athletes, celebrities, and more to engage fans both virtually and in-person.

As part of the GameSquare family, the Baka Bros will gain access to GameSquare’s portfolio of companies and suite of resources to pursue new opportunities at the intersection of traditional sports and entertainment. In addition to Complexity’s esports-centric expertise, GameSquare’s Cut+Sew, Code Red Esports, and Gamer Community Network will serve as a central piece to accelerate the growth of the Baka Bros brand in the global gaming space.

The Baka Bros will make their official debut as part of Complexity this month with the $100,000 Warzone event ‘BAKA wonderLAN’ in Las Vegas on December 17. Complexity Stars athlete Max Holloway, Complexity creators, and other top Warzone influencers will also join the competition. Additionally, in the holiday spirit, the Baka Bros will be hosting 12 days of giveaways for fans totaling more than $100,000 in prizes. To learn more about the upcoming tournament and participate in the giveaway, check out https://bakawonderlan.com/.

For more information on the Baka Bros, please follow @thebakabros on Twitter.

About GameSquare Esports Inc.

GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About Complexity Gaming
Complexity Gaming, a GameSquare Esports Inc. company, is one of North America’s longest-standing esports organizations. The esports organization is led by Founder and CEO Jason Lake. Complexity’s esports teams have won more than 140 championships in nearly 30 game titles over its 15+ year history. Staunchly committed to passion, professionalism, and a player-first mentality, Complexity has been continuously recognized as a global leader in modern esports. For more information on Complexity, visit http://Complexity.gg and follow the organization on Twitter, Instagram, YouTube, TikTok and Facebook.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President
Phone: (647) 670-2500

Nikhil Thadani
Email: IR@gamesquare.com
Phone: (647) 670-2500

Media and Press

JSA Strategies
Email: press@complexity.gg

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the business and operations of the Company and its subsidiaries, future events and the Company's expectations regarding growth. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its business objectives and goals, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants thereof. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.